April 6, 2023

Division of Corporation Finance
Office of Manufacturing
United States Security and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Photronics, Inc,
Form 10-K for the Fiscal Year ended October 31, 2022
Form 8-K furnished February 21, 2023
File No. 1-39063

Ladies and Gentlemen:

We are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission) letter dated March 9, 2023, in connection with Exhibit 99.5 on Form 8-K furnished on February 21, 2023, and the Annual Report on Form 10-K for the fiscal year ended October 31, 2022, filed on December 23, 2022, of Photronics, Inc., (the “Company” or “we” or “us” or “our”)

For your convenience, the numbered responses of the Company and related captions contained in the bold-type in this letter correspond to the numbered paragraphs and related captions in the Staff’s letter of comment.  The questions are followed by the Company’s response thereto.

Form 8-K furnished February 21, 2023

Exhibit 99.5 Reconciliation of GAAP to Non-GAAP Financial Information, page 1

1.
We note that your calculation of Free Cash Flow includes government incentives. Please explain to us why you believe it is appropriate to include this adjustment in your calculation of Free Cash Flow. Also, it appears that the measure should be renamed as you do not calculate it in the typical manner. For additional information, see Question 102.07 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Response:  Government incentive amounts presented in this caption represent funds awarded to the  Company as incentives for capital purchases made in specific jurisdictions and therefore  partially offset the cash outflow of capital purchases. The availability of those incentives was a factor in our decision to make those purchases.  We believe that such presentation accurately captures our cash flow.  However, we acknowledge the Staff’s comment, and in future filings, we will remove the impact of government incentives received from our calculation of Free Cash Flow.

Form 10-K for the Fiscal Year ended October 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 32

2.
We note that your calculation of Net Cash includes Short-term investments. We also note from your disclosure on page 43 of the notes to the financial statements that these investments have maturities of more than three months, but less than one year. In light of this, it does not appear that these investments would be considered cash equivalents for the purpose of the Net Cash calculation. Please revise or advise accordingly. Your disclosure in your earnings releases on Form 8-K should be similarly revised.

Response: We acknowledge the Staff’s comment, and in future filings we will remove Short-term investments from the calculation of Net Cash.

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of disclosures in our filings, notwithstanding any review, comments, action or absence of action by the Staff.

The Company appreciates the efforts of the Staff in reviewing our response to your letter of comment. We are fully committed to working with the Commission to respond to your comments and to provide any and all the information required. Accordingly, should you have any questions regarding the Company’s response to your comments, please feel free to contact me or Eric Rivera, our Chief Accounting Officer and Corporate Controller.

Very truly yours,

Photronics, Inc.

/s/ John P. Jordan
Executive Vice President, Chief Financial Officer

cc:	Richelle Burr, Executive Vice President, Chief Administrative Officer and General Counsel
Eric Rivera, Vice President, Corporate Controller and Chief Accounting Officer